UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 4, 2019

FOAMIX PHARMACEUTICALS LTD.

(Translation of registrant's name into English)

Israel (State or other jurisdiction of incorporation)	001-36621 (Commission File Number)	N/A (IRS Employer Identification No.)

2 Holzman Street, Weizmann Science Park Rehovot, Israel (Address of principal executive offices)	7670402 (Zip Code)

+972-8-9316233

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Ordinary shares, par value NIS 0.16 per share	Nasdaq Global Market

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.16 per share	FOMX	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01.  Entry into a Material Definitive Agreement.

On December 4, 2019, Foamix Pharmaceuticals Ltd., a company organized under the laws of the State of Israel (“Foamix”), entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 10, 2019, by and among Foamix, Menlo Therapeutics Inc., a Delaware corporation (“Menlo”), and Giants Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a direct, wholly-owned subsidiary of Menlo (“Merger Sub”) (collectively with the Foamix and Menlo, the “Parties”).

Pursuant to the Amendment, the Parties agreed to restate the vote required to approve the issuance of shares of Menlo common stock in connection with the previously announced merger.

The foregoing does not purport to be a complete description of the terms and conditions of the Amendment and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed strategic combination involving Foamix and Menlo, Foamix and Menlo intend to file relevant materials with the SEC, including that Menlo will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be distributed to Foamix shareholders. Foamix will mail the joint proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. FOAMIX’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the joint proxy statement/prospectus, as well as other filings containing information about Foamix, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Foamix’s SEC filings in connection with the transaction, free of charge, from Foamix’s website (www.Foamix.com) under the link “Investors & Media” and then under the tab “Filings & Financials,” or by directing a request to Foamix, Attention: Ilan Hadar, Chief Financial Officer. Copies of documents filed with the SEC by Menlo will be made available, free of charge, on Menlo’s website (www.Menlo.com).

Participants in Solicitation

Foamix, Menlo and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Foamix ordinary shares in respect of the proposed transaction. Information regarding Foamix’s directors and executive officers is available in its definitive proxy statement for Foamix’s 2019 annual meeting of shareholders filed with the SEC on March 11, 2019, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Menlo will be set forth in the Form S-4. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.  Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is being filed herewith:

Exhibit No.	Descriptions
Exhibit 2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 4, 2019, by and among Foamix Pharmaceuticals Ltd., Menlo Therapeutics Inc. and Giants Merger Subsidiary Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD.

Date: December 4, 2019	By:	/s/ Mutya Harsch
Name: Mutya Harsch
Title: Chief Legal Officer